                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                 Teligent, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                                 par value $.01
                         (Title of Class of Securities)

                                   87959Y 10 3
                                 (CUSIP Number)


                             Randal D. Murdock, Esq.
                               Graham & James LLP
                          885 Third Avenue, 24th Floor
                            New York, New York 10022
                                 (212) 848-1039
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Six copies of this statement, including
                     all exhibits, should be filed with the
 Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of _ Pages)

CUSIP No.87959Y 10 3                13D                Page _____ of _____ Pages


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NTTA&T Investment, Inc.    IRS Identification No. 13-3970788

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]

3              SEC USE ONLY

4              SOURCE OF FUNDS
               OO (See Item 3)

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                        [ ]

6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

  NUMBER OF    7                        SOLE VOTING POWER
   SHARES                               0
BENEFICIALLY
  OWNED BY     8                        SHARED VOTING POWER
    EACH                                5,783,400
  REPORTING
 PERSON WITH   9                        SOLE DISPOSITIVE POWER
                                        0

               10                       SHARED DISPOSITIVE POWER
                                        5,783,400

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,783,400 Shares

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [X]
               (See Item 5)

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               41.5%

14             TYPE OF REPORTING PERSON*
               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87959Y 10 3                13D                Page _____ of _____ Pages


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NTT America, Inc.    IRS Identification No. 13-3422202

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]

3              SEC USE ONLY

4              SOURCE OF FUNDS
               OO (See Item 3)

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                        [ ]

6              CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

  NUMBER OF    7                        SOLE VOTING POWER
   SHARES                               0
BENEFICIALLY
  OWNED BY     8                        SHARED VOTING POWER
    EACH                                5,783,400
  REPORTING
 PERSON WITH   9                        SOLE DISPOSITIVE POWER
                                        0

               10                       SHARED DISPOSITIVE POWER
                                        5,783,400

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,783,400 Shares

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [X]
               (See Item 5)

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               41.5%

14             TYPE OF REPORTING PERSON*
               CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87959Y 10 3                13D                Page _____ of _____ Pages


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Nippon Telegraph and Telephone Corporation

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                                  (b) [ ]

3              SEC USE ONLY

4              SOURCE OF FUNDS
               OO (See Item 3)

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                        [ ]

6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Japan

  NUMBER OF    7                        SOLE VOTING POWER
   SHARES                               0
BENEFICIALLY
  OWNED BY     8                        SHARED VOTING POWER
    EACH                                5,783,400
  REPORTING
 PERSON WITH   9                        SOLE DISPOSITIVE POWER
                                        0

               10                       SHARED DISPOSITIVE POWER
                                        5,783,400

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,783,400 Shares

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [X]
               (See Item 5)

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               41.5%

14             TYPE OF REPORTING PERSON*
               CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities to which this Statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Teligent, Inc., a Delaware Corporation (the "Company"). Under the Company's Certificate of Incorporation (the "Certificate of Incorporation"), shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"; together with the Class A Common Stock, the "Common Stock"), including the Class B Common Stock designated Series 3, (the "Series B-3 Common Stock") beneficially owned by Nippon Telegraph and Telephone Corporation ("NTT"), its wholly-owned subsidiary NTT America, Inc. ("NTTA"), and NTTA's wholly-owned subsidiary NTTA&T Investment, Inc. ("NTTA&T"; together with NTT and NTTA, the "Reporting Persons") are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Certificate of Incorporation). The principal executive offices of the Company are located at 8065 Leesburg Pike, Vienna, VA 22182.


ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c) and (f)

                  NTT, a corporation organized under the laws of Japan, has its principal executive office at 19-2 Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo 163-19, Japan. NTT's principal business is providing local, long-distance, and other telecommunications services. NTTA is a New York corporation, the principal executive office of which is located at 101 Park Avenue, 41st Floor, New York, NY 10178. The principal business of NTTA is conducting telecommunications research activities and serving as a liaison organization for NTT. NTTA&T, a Delaware corporation, is a holding company involved in investing in telecommunications enterprises. NTTA&T's principal executive office is also located at 101 Park Avenue, 41st Floor, New York, NY 10178. The name, principal occupation, business address, and citizenship of each of the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto.

(d) and (e)

                  The Reporting Persons, and, to the best knowledge of the Reporting Persons, each of their respective directors and executive officers, have neither, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  NTTA&T acquired 5,783,400 shares of Series B-3 Common Stock pursuant to the merger on November 26, 1997 of Teligent, L.L.C., a Delaware limited liability company and, prior to such merger the owner of all of the outstanding capital stock of the Company ("Teligent, L.L.C."), with and into the Company (the "Reorganization Merger"), upon the terms of the Agreement and Plan of Merger, dated as of October 6, 1997, by and between the Company and Teligent, L.L.C.

                  As a result of the Reorganization Merger, all of Teligent, L.L.C.'s member interests were converted into and became shares of Common Stock of the Company, as follows: (i) the interest of Microwave Services, Inc., a Delaware corporation ("MSI") and wholly-owned subsidiary of The Associated Group, Inc. ("Associated"), was converted into 21,436,689 shares of Class B Common Stock designated Series 1 ("Series B-1 Common Stock"); (ii) the interest of Telcom-DTS Investors, L.L.C. a Delaware limited liability company (the "Telcom Stockholder"), was converted into 17,206,210 shares of Class B Common Stock designated Series 2 ("Series B-2 Common Stock"); (iii) the interest of NTTA&T was converted into 5,783,400 shares of Series B-3 Common Stock, including 3,470,040 shares acquired by purchase from the Company immediately after the Reorganization Merger; and (iv) the interest of Lynn Forester ("Forester") was converted into 1,831,410 shares of Class A Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference, for a description of the Reorganization Merger. The Reorganization Merger was effected in connection with and immediately prior to the consummation on November 26, 1997 of the Company's initial public offering of its Class A Common Stock (the "IPO").

                  The Reporting Persons have no current plans to dispose of shares of Common Stock. However, subject to their obligations under the agreements described under Item 6 below, they may in the future dispose of shares of Common Stock in the market, in privately negotiated transactions or otherwise.

                  Under the Certificate of Incorporation, NTTA&T, as the record holder of all outstanding shares of Series B-3 Common Stock, is currently entitled to elect one member of the Company's Board of Directors (the "Series B-3 Director"); provided, however, that if at any time (A) the number of issued and outstanding shares of Series B-3 Common Stock (exclusive of any shares held in the Company's treasury or by subsidiaries of the company) is less than (i) 3% of the aggregate number of issued and outstanding shares of Common Stock (exclusive of shares held in the Company's treasury or by subsidiaries of the Company and shares issued pursuant to the exercise of any warrants, options or other rights to purchase shares issued in connection with any debt issued by the Company substantially concurrently with the consummation of the IPO or (ii) 50% of the aggregate number of shares of Series B-3 Common Stock issued and outstanding (exclusive of any shares held in the Company's treasury or by subsidiaries of the Company and shares issued pursuant to the exercise of any warrants, options or other rights to purchase shares issued in connection with any issued by the Company substantially concurrently with the consummation of the IPO) immediately following the Reorganization Merger or (B) NTT or any person or entity controlled by it chooses at any time to engage in, or make a material investment in any person or entity whose principal business is, the provision in the United States of any terrestrial fixed wireless local telecommunications services offered by the Company in the same market segments (i.e., business or residential) then, without any further action of any party or the Company, all of such issued and outstanding shares of Series B-3 Common Stock will automatically and irrevocably be converted into an equal number of shares of Class A Common Stock and NTTA&T will no longer be entitled to elect a Series B-3 Director. In the event of any stock split, reverse stock split, stock dividend or similar transaction with respect to the Series B-3 Common Stock, the number referred to in clause (ii) of this paragraph is required to be appropriately adjusted.

                  Other than as described above, NTTA&T has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although NTTA&T reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the close of business on December 8, 1997, by virtue of their beneficial ownership of 5,783,400 shares of Series B-3 Common Stock, the Reporting Persons beneficially owned 5,783,400 shares of Class A Common Stock. Based on information set forth in the Company's Registration Statement on Form S-1 with respect to the IPO which was declared effective on November 21, 1997 (the "Registration Statement"), such 5,783,400 shares of Series B-3 Common Stock (assuming the conversion of all such 5,783,400 shares of Series B-3 Common Stock into Class A Common Stock) represented approximately 41.5% of the total number of shares of Class A Common Stock outstanding on November 26, 1997 immediately after consummation of the IPO (plus the 5,783,400 shares of Class A Common Stock which would be outstanding and beneficially owned by the Reporting Persons upon such conversion and assuming that no other shares of Class B Common Stock have been converted to Class A Common Stock).

                  Pursuant to Rule 13(d)(5)(b)(1) of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons may, by virtue of certain provisions of certain of the agreements described under Item 6, be deemed to comprise a "group" with some of all of the parties to such agreements. Based on information set forth in the Registration

Statement, on November 26, 1997, immediately after consummation of the IPO, the group which, by virtue of certain provisions of the Stockholders Agreement (as defined under Item 6 below), may be deemed to be comprised of the Reporting Persons, the Telcom Stockholder, Associated, and MSI, is deemed, pursuant to Rule 13(d)(5)(b)(1) under the Exchange Act, to beneficially own an aggregate of 44,426,299 shares of Class B Common Stock (and thus of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible), representing approximately 84.5% of the total number of shares of Class A Common Stock outstanding as of such time (plus the 44,426,299 shares of Class A Common Stock which would be outstanding and deemed to be beneficially owned by such group upon such conversion). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of shares of Common Stock beneficially owned or deemed to be beneficially owned by any person or entity who or which may be deemed to constitute a group with the Reporting Persons or by any such group, and each of the Reporting Persons expressly disclaims such beneficial ownership.

                  (b) The Reporting Persons share the power to vote or direct the vote and to dispose and direct the disposition of the 5,783,400 shares of Series B-3 Common Stock (and thus of the same number of shares of Class A Common Stock into which such shares of Series B-3 Common Stock are convertible) beneficially owned by them. However, by virtue of its ownership of all of the outstanding capital stock of NTTA&T through its wholly-owned subsidiary NTTA, NTT has the power to cause NTTA&T to vote, and to dispose or direct the disposition of, such shares of Series B-3 Common Stock (and thus of the shares of Class A Common Stock into which such shares of Series B-3 Common Stock are convertible) at the times and in the manner determined by NTT.

                  (c) Except as described above under Item 3 and in this Item 5, none of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, has effected any transaction in shares of Common Stock during the past 60 days.

                  (d)  None.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

REGISTRATION RIGHTS AGREEMENT

                  Teligent, L.L.C. and NTTA&T have entered into a Registration Rights Agreement dated as of November 13, 1997 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that NTTA&T may demand registration (each, a

"Demand Registration") of the shares of Common Stock received by NTTA&T pursuant to the Reorganization Merger ("NTT Registrable Securities") at any time after the six month anniversary of the IPO (subject to a maximum of three Demand Registrations in total), provided such demand is (i) made by holders of at least 20% of the outstanding NTT Registrable Securities or (ii) with respect to NTT Registrable Securities the aggregate offering price of which, net of underwriting discounts and commissions, is not less than $20 million. Upon such request, the Company is required to use its reasonable best efforts to register under the Securities Act of 1933, as amended (the "Securities Act"), subject to certain holdback periods, NTT Registrable Securities held by the requesting holders and any other holders who desire to sell Common Stock pursuant to such Demand Registration. In addition, the Registration Rights Agreement provides that, subject to certain limitations, holders of NTT Registrable Securities may participate in any registration of Common Stock by the Company under the Securities Act (other than on Form S-4 or S-8 under the Securities Act) (each, a "Piggyback Registration"). Holders of NTT Registrable Securities also have the right, subject to certain holdback periods and other limitations, after the six month anniversary of the consummation of the IPO to demand that the Company effect a registration on Form S-3 under the Securities Act, if available, (a "Form S-3 Registration") of all or part of their NTT Registrable Securities, so long as the anticipated aggregate offering price for such NTT Registrable Securities is in excess of $10 million.

                  Under the Registration Rights Agreement, the Company is required to pay all registration expenses (other than underwriting discounts and commissions and fees and disbursements of counsel of the selling stockholders) with respect to all required Demand Registrations and Form S-3 Registrations and up to three Piggyback Registrations. Under the Registration Rights Agreement, the Company is required to indemnify the selling stockholders, and the Company may request as a condition to effecting any registration indemnification from the selling stockholders, against certain liabilities in respect of any registration statement covered by the agreement.

                  NTTA&T is permitted under the Registration Rights Agreement to assign its rights thereunder to any person to which it transfers no less than 20% of the NTT Registrable Securities. The Registration Rights Agreement terminates with respect to particular NTT Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities have been disposed of under such registration statement, (ii) such securities have been transferred pursuant to Rule 144, (iii) such securities have been otherwise transferred or disposed of, and new certificates therefor not bearing a legend restricting further transfer shall have been delivered by the Company, and subsequent transfer or disposition of them does not require registration or qualification under the

Securities Act or any similar state law then in force, or (iv) such securities have ceased to be outstanding.

                  The Registration Rights Agreement is included as Exhibit A to this Statement, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

STOCKHOLDERS' AGREEMENT

                  Immediately prior to consummation of the IPO, MSI, the Telcom Stockholder, NTTA&T (collectively, the "Stockholder Parties") and the Company entered into a Stockholders' Agreement (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, NTTA&T and the Telcom Stockholder have certain rights and obligation with respect to their ownership interest in, and the governance of, the Company, including, so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Company's Board, the right of such respective directors to approve, among other matters, any amendment to the Certificate of Incorporation which materially and adversely affects the rights of NTTA&T or the Telcom Stockholder, respectively, in a discriminatory manner vis-a-vis one or more of the other Stockholder Parties. The Stockholders' Agreement also provides that so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Company's Board of Directors, the Company will afford to representatives of the Telcom Stockholder and NTTA&T, respectively, certain business consultation rights, including with respect to any action (each a "Consultation Event") which (i) materially changes the fundamental character of the Company's business, (ii) replaces the Company's Chief Executive Officer or Chief Operating Officer, (iii) involves the sale or pledge by the Company of a substantial portion of its assets or any acquisition, divestiture or merger of the Company with another entity or any joint venture outside the ordinary course of the Company's business or (iv) involves the issuance by the Company of shares of Common Stock or preferred stock to any telecommunications carrier. With respect to any Consultation Event, the Company will be required to provide reasonable advance notice to NTTA&T and the Telcom Stockholder and, in the case of the Consultation Event referred to in clause (iv) of the immediately preceding sentence, to give due consideration to their objections. In the Stockholders' Agreement each of the parties thereto has agreed to vote, or act by written consent with respect to, all of their respective shares of Common Stock in favor of the election of the Company's Chief Executive Officer as a member of the Company's board of Directors.

                  The Stockholders' Agreement also provides, in effect,that until November 13, 1999, each Stockholder Party will hold at least one-half of the shares of Common Stock held by such Stockholder Party as of November 26, 1997 (after giving effect to the Reorganization Merger as described under Item 3 above), except that such requirement will lapse and be without further effect automatically as to NTTA&T and the Telcom Stockholder, respectively, if a Consultation Event occurs even though NTTA&T or the Telcom Stockholder, respectively, has objected thereto. Under the Stockholders' Agreement, if such requirement so lapses with respect to the Telcom Stockholder and, at the time of such lapsing, MSI is not entitled, pursuant to the Certificate of Incorporation, to elect a majority of the members of the Company's Board, then such requirement shall also lapse and be without further effect with respect to MSI. In addition, in the Stockholders' Agreement, MSI and the Telcom Stockholder have each granted to NTTA&T co-sale rights with respect to any sale or transfer by either of them (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a registration statement, Rule 144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions).

                  Under the Stockholders' Agreement, if the Company is required by a change in law or other circumstance to reduce the level of foreign ownership of the Company and the Company is unable to obtain a waiver of such requirement, the Company will have the right, and will be required, at NTTA&T's election, to refuse to sell stock in the Company to any Foreign Owner (as defined in the Stockholders' Agreement) if such a transaction would adversely impact NTTA&T's ability to hold its then existing share ownership in the Company, and, in addition, the Company will have the right, and will be required, at the election of any Stockholder Party, to repurchase for cash (to the extent permitted by applicable Delaware corporation law) shares first from all other Foreign Owners other than the Stockholder Parties, if applicable, and thereafter from each of the Stockholder Parties, on a pro rata basis (based on the percentage of foreign ownership attributable to each Stockholder Party) at the fair market value thereof based on the Company's then public trading value.

                  The Stockholders' Agreement is included as Exhibit B to this Statement, and the foregoing description of the Stockholders Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

LOCK-UP AGREEMENT

                  In connection with the IPO, NTT executed a letter agreement (the "Lock-Up Agreement") whereby NTT agreed not to, without the prior written consent of the representative of the underwriters of the IPO (the "Underwriters"), register for sale, sell, or otherwise transfer (except in private transactions with affiliates who agree to be bound by the Lock-Up Agreement) any equity securities of the Company or Teligent, L.L.C. before the earlier of (a) the date requested by the Underwriters and (b) 180 days after the date of the IPO. For purposes of the Lock-Up Agreement, any sale of securities convertible or exchangeable into equity securities of the Company or Teligent, L.L.C. or any swap or other arrangement that transfers the economic consequences of ownership of equity securities of the Company or Teligent L.L.C. constitutes a sale of such equity securities. The Lock-Up Agreement is included as Exhibit C to this Statement, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

                  Except as described in this Statement, neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Registration Rights Agreement

Exhibit B - Stockholders' Agreement

Exhibit C - Lock-Up Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1997

                             NIPPON TELEGRAPH AND TELEPHONE CORPORATION



                             By:        /s/ Osamu Inoue
                                ------------------------------------------------
                             Name:    Osamu Inoue
                             Title:   Vice President, Overseas
                                      Carrier Business
                                      Global Business Headquarters NTT


                             NTT AMERICA, INC.



                             By:        /s/ Keisuke Nakasaki
                                ------------------------------------------------
                             Name:    Keisuke Nakasaki
                             Title:   President and CEO


                             NTTA&T INVESTMENT, INC.



                             By:        /s/ Keisuke Nakasaki
                                ------------------------------------------------
                             Name:    Keisuke Nakasaki
                             Title:   President and CEO

                                                                      SCHEDULE A

                       Directors and Executive Officers of
                   Nippon Telegraph and Telephone Corporation

                  The name, present principal occupation or employment, and business address of each of the directors and executive officers (or their Japanese equivalents) of Nippon Telegraph and Telephone Corporation ("NTT") is set forth below. Unless otherwise indicated below an individual's name, each individual listed below has a business address of 19-2 Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo 163-19, Japan. Each individual listed below is a citizen of Japan.

Name                                Principal Occupation


Shigeo Sawada                       Chairman and Representative Director of NTT

Jun-ichiro Miyazu                   President and Representative Director of NTT

Hidekazu Inoue                      Senior Executive Vice President and
                                    Representative Director of NTT

Toshiharu Aoki                      Senior Executive Vice President and
                                    Representative Director of NTT

Kazuo Asada                         Senior Executive Vice President and
3-15 Baba-cho                       Representative Director of NTT
Chuo-ku
Osaka-shi, 540-8511
Japan

Toshio Hayata                       Executive Vice President and Managing
                                    Director of NTT

Shigeru Ikeda                       Executive Vice President and Managing
                                    Director of NTT

Shuichi Kizuka                      Executive Vice President and Managing
                                    Director of NTT

Masanobu Suzuki                     Executive Vice President and Managing
                                    Director of NTT

Yuji Matsuo                         Executive Vice President and Managing
3-1 Sakura-machi                    Director of NTT
Kumamoto-shi
Kumamoto 360-8519
Japan

Hiroshi Ishihara                    Executive Vice President and Managing
3-1 Otemachi                        Director of NTT
2-chome
Chiyoda-ku
Tokyo 100-0004
Japan

Toshiyuki Mineshima                 Executive Vice President and Managing
                                    Director of NTT

Norio Wada                          Executive Vice President and Managing
                                    Director of NTT

Hitoshi Tajima                      Executive Vice President and Managing
                                    Director of NTT

Hiroshi Ishikawa                    Executive Vice President and Managing
                                    Director of NTT

Shoichi Makino                      Senior Vice President and
                                    Director of NTT

Hirofumi Shimada                    Senior Vice President and Director of NTT
1137-5, Nitta-cho
Nagano-shi
Nagano 380-8519
Japan

Masahiro Shibao                     Senior Vice President and Director of NTT
9-60, Osu 4-chome
Naka-ku
Nagoya-shi
Aichi 460-8319
Japan

Ryuji Nunotani                      Senior Vice President and Director of NTT

Tadayuki Arai                       Senior Vice President and Director of NTT

Kiyoshi Mita                        Senior Vice President and Director of NTT

Tatsuo Izawa                        Senior Vice President and Director of NTT

Yoshinori Uda                       Senior Vice President and Director of NTT
9-1, Konan 1-chome
Minato-ku
Tokyo 108-8019
Japan

Seiji Takashima                     Senior Vice President and Director of NTT
2-1, Gohashi
3-chome
Wakabayashi-ku
Sendai-miyagi 984-8519
Japan

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Satoshi Miura                       Senior Vice President and Director of NTT

Michio Takeuchi                     Senior Vice President and Director of NTT

Michitomo Ueno                      Senior Vice President and Director of NTT

Toshiaki Fukui                      Senior Vice President and Director of NTT
6-77, Motoi-machi
Naka-ku
Hiroshima-shi
Hiroshima 730-0011
Japan

Katsuya Okimi                       Senior Vice President and Director of NTT

Kunihiro Kato                       Senior Vice President and Director of NTT

Shinichi Aizawa                     Senior Vice President and Director of NTT

Masaaki Kasahara                    Senior Vice President and Director of NTT

Kanji Koide                         Senior Vice President and Director of NTT

Yoshiyuki Sukemune                  Senior Vice President and Director of NTT

Ryuzo Sejima                        Counselor to the President of NTT

Masashi Kojima                      Chief Executive Counselor of NTT

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              Directors and Executive Officers of NTT America, Inc.

         The name and present principal occupation or employment of each of the directors and executive officers of NTT America, Inc. ("NTTA") is set forth below. Unless otherwise indicated, each individual listed below has a business address of 101 Park Avenue, 41st Floor, New York, NY 10178 and is a citizen of Japan.

Directors                           Principal Occupation


Keisuke Nakasaki                    President and CEO of NTTA

Akihiko Okada                       Vice President and Secretary of NTTA

Kazuo Imai                          Vice President of NTTA

Mitsuo Murakami                     Vice President of NTTA

Tatsuo Kawasaki                     Vice President, Global Communications
19-2 Nishi-Shinjuku                 Business Project of NTT
3-chome
Shinjuku-ku
Tokyo 163-19
Japan

Executive Officers (who are not Directors)

Fred Schweizer                      Vice President and General Manager of
U.S. citizen                        Business Communications Group


Directors and Executive Officers of NTTA&T Investment, Inc.

         The name and present principal occupation or employment of each of the directors and executive officers of NTTA&T Investment, Inc. is set forth below. Each individual listed below has a business address of 101 Park Avenue, 41st Floor, New York, NY 10178 and is a citizen of Japan.

Directors/Officers                                   Principal Occupation

Keisuke Nakasaki                                     See above
Director, President, and CEO

Mitsuo Murakami                                      See above
Director and Secretary

Hajime Kii                                           Director, Corporate Affairs
Director and Treasurer                               of NTTA

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                                EXHIBIT INDEX

Exhibit A - Registration Rights Agreement

Exhibit B - Stockholders' Agreement

Exhibit C - Lock-Up Agreement